Exhibit 99.2

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CONSENT OF QUALIFIED PERSON

December 17, 2019

I, Rosmery J. Cárdenas Barzola, P.Eng., do hereby consent to the public filing of the report titled “Technical Report on the Cerro Lindo Mine, Department of Ica, Peru” (the Technical Report), prepared for Nexa Resources S.A. and dated December 3, 2019, and to the use of extracts from, or the summary of, the Technical Report in the press release of Nexa Resources S.A. dated December 13, 2019 (the Press Release).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

Signed	Rosmery J. Cárdenas Barzola

Rosmery J. Cárdenas Barzola, P.Eng.

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